



25 January 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 12, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P12, 2009) - 25Jan10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D


SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	25-Jan-2010 17:15:40
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 12, 2009
Description	Attached is the operating performance for the 6 weeks (Period 12) from 14 November 2009 to 25 December 2009.
Attachments	NOL_Operating_Performance_for_P12_2009.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

25 January 2010

NOL's container shipping operating performance for the 6 weeks (Period 12) from 14 November 2009 to 25 December 2009 are as follows:

	Period 12, 2009	Period 12, 2008	% Change		2009	2008	% Change
Container Shipping							
a) Volume (FEU)	312,500	218,100	43		2,288,700	2,464,900	(7)
b) Average Revenue Per FEU (US$/FEU)	2,189	2,921	(25)		2,286	3,033	(25)

For the six weeks of P12 2009, container shipping volumes increased 43% while average revenue per FEU (Forty-foot Equivalent Unit) declined 25% over the same period last year. The improvement in volume was due to higher volumes lifted in all major trade lanes. Lower average revenue per FEU was due to lower core freight rates, lower bunker recovery and changes in trade mix.

2009 container shipping volumes declined 7% while average revenue per FEU declined 25% over 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 12, 2009)


APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 12, 2009
Y-o-Y : -25%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
P7 08
P8 08
P9 08
P10 08
P11 08
P12 08
P1 09
P2 09
P3 09
P4 09
P5 09
P6 09
P7 09
P8 09
P9 09
P10 09
P11 09
P12 09
Period